

April 14, 2011

Daniel Correa
Chief Executive Officer
Accelerated Acquisitions XI, Inc.
123 Worthington Street, Suite 203
Spring Valley, CA 91977

> **Re:** **Accelerated Acquisitions XI, Inc.**
> **Form 8-K**
> **Filed March 22, 2011**
> **File No. 000-54061**

Dear Mr. Correa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the phone number listed on the front cover page of the Form 8-K is a Dallas, Texas listed phone number at (972) 388-1973. However, we note the company's headquarters are listed as being in Spring Valley, California and the company's telephone number as disclosed on page 17 of the Form 8-K is (619) 752-6766. Please advise or revise.

Item 1.01. Entry Into a Material Definitive Agreement, page 3

2. Revise this section to discuss the negotiations leading up to the company entering into the Licensing Agreement and the reasons why the parties chose this particular Agreement. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the Agreement.

3. Please discuss the reasons why Dr. Correa entered into this transaction. As part of this discussion, clarify whether there will be any material difference between Eco Global's prior operations and the company's planned operations following the acquisition of the license. If there will be a difference, explain why Dr. Correa decided to separate his business this way and describe what each business will do and Dr. Correa's conflicts in controlling both businesses. If there is no difference, explain why Mr. Correa decided to transfer his business into a new public entity again. In this regard, we note that Eco Global previously conducted a reverse merger with a public entity but has not filed any Exchange Act reports since 2009. Please explain.

4. We refer to the Licensing Agreement filed as Exhibit 10.1 to the Form 8-K filed on March 22, 2011. Expand your disclosure here and in the MD&A section to briefly discuss the material terms of the Agreement. This includes the rights granted to both parties under the Agreement, as well as the responsibilities both parties must undertake to satisfy the obligations pursuant to the Agreement. Discuss the conditions required to be met to avoid termination of the Agreement. Further, we note the parties agreed to the terms of the Agreement in consideration of $100,000. Please advise.

Item 5.06 Change in Shell Company Status, page 3

5. We note your disclosure that there has not been a change of control of the company as a result of entering into the Licensing Agreement. However, we note Daniel Correa acquired 94% of the company's issued and outstanding shares of common stock on March 7, 2011. Further, we note your disclosure on page four stating that such action represents a change of control of the company. Please revise your disclosure appropriately.

Our Business, page 4

6. We note that on March 7, 2011, the former majority shareowner of the company, Accelerated Venture Partners, LLC, ("Accelerated Venture") agreed to tender 3,500,000 of their 5,000,000 shares of the company's common stock for cancellation. Yet we note additional disclosure that on the same day, March 7, 2011, the company entered into a Consulting Services Agreement with Accelerated Venture which provided Accelerated Venture an option to purchase 1,500,000 shares of the company's common stock, which was immediately exercised by Accelerated Venture. Please revise your disclosure to discuss the business reasons behind these transactions and why the company chose to grant Accelerated Venture the immediately exercisable option to purchase shares of common stock on the same day Accelerated Venture tendered 3,500,000 shares of the company's common stock for cancellation.

Technology, page 5

7. We note your disclosure that the company intends to focus its strategic joint venture opportunities first in Mexico. Yet we note disclosure in a presentation document on the company's website that the company currently has a manufacturing plant in Mexico. Please advise whether the company already has commenced licensing for manufacturing and or marketing in Mexico or elsewhere. If so, please revise your disclosure appropriately.

Overview, page 6

8. Expand your disclosure to discuss the royalty arrangements associated with possible joint venture opportunities. We note the discussion of royalty-bearing sublicenses in Article 2.2.1 of the Licensing Agreement filed as Exhibit 10.1 to the Form 8-K discusses.

Product Description, page 6

9. Please provide additional information about the history of the Incablock product. For example, explain when it was introduced and the extent of its usage to date.

Risk Factors, page 8

We have a need to raise additional capital, page 9

10. Expand this risk factor to explain how the company intends to raise an aggregate of $10,000,000 in 2011 and 2012.

Our officers and directors devote limited time to the Company's business…, page 10

11. Revise this risk factor to clarify the inconsistency regarding the amount of time the sole officer and director of the company currently devotes to the company's business.

Our inability to successfully achieve a critical mass of sales…, page 11

12. So investors can better understand the company's liquidity position going forward, please define and, if necessary, quantify "critical mass of sales." Provide appropriate discussion in the MD&A section as well.

Directors and Executive Officers, page 12

13. It appears Mr. Timothy Neher should be identified as a promoter, as that term is defined in Rule 405 of Regulation C. Please revise your disclosure to identify Mr. Neher as a promoter of the company and include the information required by Items 401(f) and 404(c) of Regulation S-K.

Exhibit 99.1 Financial Statements

14. We note that you have entered into a Licensing Agreement for intellectual property of the Incablock system. Please tell us how you determined that the Licensing Agreement did not constitute an acquisition of an operating business, the Incablock business, and that predecessor financial statements for the Incablock business would not be required under Rule 8-04(b) of Regulation S-X.   Please use the criteria for the definition of a business in Rule 11-01(d) of Regulation S-X in your response.

15. Please also expand the notes to the financial statements to include subsequent event disclosure of the Licensing Agreement, including your obligations under that agreement to protect the intellectual property from infringement and the requirement that certain levels of sales and/or financing be attained or the licensing agreement can be terminated. Please also expand MD&A accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director